Exhibit 99.1

FOR IMMEDIATE RELEASE

 DRAGONWAVE HORIZON PRODUCTS SELECTED FOR XPLORNET 4G NETWORK TO SPEED CANADA’S MARCH TO FULL BROADBAND CONNECTIVITY

Barrett Xplore’s multimillion-dollar contract award for DragonWave equipment to link rural Canadians to medical, telecommuting and educational services

Ottawa, Canada,  December 14, 2010  — Canada’s rural population will keep in step with — and perhaps a little in front of — the rest of the country thanks to an aggressive 4G rollout timetable being implemented by Barrett Xplore Inc. The network will be powered by DragonWave Inc.’s (TSX: DWI / NASDAQ: DRWI) Horizon Compact and Horizon Quantum wireless backhaul technology.

The two companies have signed a multimillion-dollar contract that will help Barrett Xplore — already rural Canada’s leading broadband service provider — into a 4G broadband services offering, by delivering three to ten times the capacity of today’s HSPA (High Speed Packet Access) service.

“Barrett Xplore’s mission is to bridge the urban/rural broadband divide in Canada,” said Barrett Xplore VP of Strategic Technology Jeff Burlock. “4G will mean that fast, robust, affordable broadband services will be available to all Canadians, regardless of location. The services and benefits of rural broadband cannot be overstated. From telecommuting, to new business growth in rural areas, to distance health and education, rural broadband can change the face of Canada.”

Barrett Xplore’s investment in this new 4G terrestrial network will be approximately $150 million. Construction of the terrestrial network - capable of 40 Mbps download speeds - began in the fall. When complete, that network will deliver speeds up to 100 Mbps and will consist of 1,200 towers strategically located in rural areas. Through 2011 and 2012, the terrestrial network will be complemented by a 4G satellite network capable of speeds of up to 25 Mbps.

“DragonWave delivers a full suite of high-capacity packet backhaul solutions that enable service providers around the globe to achieve rapid, cost-effective backhaul capacity gains and expansion of geographic market coverage,” said Peter Allen, President and CEO, DragonWave.  “We are pleased to be working closely with Barrett Xplore to construct a scalable and cost-effective network that will provide true 4G service to Canadians in even the remotest areas.”

Burlock added that Barrett Xplore has enjoyed a successful relationship with DragonWave for several years that has helped the company “to achieve industry-leading economics for the provision of microwave bandwidth to support our fixed wireless network nationally. DragonWave is a world-class provider,  and we are pleased to have  established this mutually beneficial relationship.”

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with software-scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About Barrett Xplore

Headquartered in Woodstock, New Brunswick, Barrett Xplore Inc. operates Xplornet Internet Services, Canada’s largest rural broadband provider, with customers and dealers in every province and territory. Barrett Xplore aims to bridge the urban/rural digital divide by ensuring that every Canadian, regardless of where they live, has access to broadband, thereby enabling them to compete effectively in the global economy and gain access to essential government and educational services. For additional information, please visit www.xplornet.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: Tel: 613-895-7000	Tel: (408) 778-2024